EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

November 28, 2011

Ms. Caroline Kim
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Rhino Productions, Inc. Current Report on Form 8-K Filed September 15, 2011 File No. 001-34210

Dear Ms. Kim:

On behalf of our client, Rhino Productions, Inc.,  (the “Company”), we request an extension until December 9, 2011, to respond to the staff’s comment letter dated October 13, 2011, on the Company’s Form 8-K reporting the acquisition of Vast Glory Holdings Limited.

The Company’s operations are conducted through its variable interest entity in China (the “VIE”).  We are in discussions with the individuals at the Company and the VIE who we believe are in a position to provide us with information to respond to the questions posed by the comment letter.  We, however, have been unable to obtain the information necessary to respond to all of the comments in the letter and expect that we will obtain all the necessary information and file a complete response next week.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill

cc: H. Roger Schwall